CONTACT:

Ronald W. Hasek
(412) 456-4459

                                                      FOR IMMEDIATE RELEASE

   PITTSBURGH, PA  October 20, 2004. . . . . Ampco-Pittsburgh Corporation
(NYSE: AP) had sales of $50,922,000 and $151,354,000 for the three and nine months ended September 30, 2004, respectively, against sales of $43,358,000 and $132,384,000 for the comparable prior year periods. Net income (loss) for the three months ended September 30, 2004 and 2003 was $(1,878,000) or $(0.19) per share and $(4,081,000) or $(0.42) per share and for the nine months ended September 30, 2004 and 2003 was $170,000 or $0.02 per share and $(3,493,000) or $(0.36) per share, respectively. Included in net loss for the 2003 periods are after-tax losses from discontinued operations of $(4,982,000) or $(0.51) per share and $(5,122,000) or $(0.53), respectively, arising from the August 2003 sale of the Corporation's small Plastics Processing Machinery segment.

   Income (loss) from operations approximated $(2,005,000) and $1,507,000 for the three months ended September 30, 2004 and 2003, respectively, and $1,188,000 and $3,704,000 for the nine months ended September 30, 2004 and 2003, respectively.

   The Forged & Cast Rolls segment was negatively impacted by lost sales and uninsured costs resulting from flood damage in September at a principal plant in Pennsylvania caused by the remnants of Hurricane Ivan. Disruption is expected to continue until early November. Property and business interruption insurance claims will be made when the full extent of the losses are determined. Additionally, results were adversely impacted by severe escalation in the cost of steel scrap, alloys and energy.

   In the quarter, results were reduced by the Corporation incurring significant professional fees in support of its efforts to meet the requirements of Sarbanes Oxley. In addition, the Corporation continued to incur uninsured legal costs for case management and insurance recovery relating to lawsuits in connection with asbestos-containing products manufactured as long as sixty years ago.




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                       AMPCO-PITTSBURGH CORPORATION
                             FINANCIAL SUMMARY



                          Three Months Ended Sept 30, Nine Months Ended Sept 30,
                               2004        2003          2004        2003


Sales                     $50,922,000  $43,358,000   $151,354,000  $132,384,000


(Loss) income from
 operations                (2,005,000)   1,507,000      1,188,000     3,704,000
Other (expense) income-net    (24,000)    (117,000)       244,000      (517,000)

(Loss) income before
 income taxes              (2,029,000)   1,390,000      1,432,000     3,187,000
Income tax (benefit)
 provision                   (151,000)     489,000      1,262,000     1,558,000

Net (loss) income from
 continuing operations     (1,878,000)     901,000        170,000     1,629,000

Discontinued operations:
 Loss from operations               -   (5,166,000)             -    (5,356,000)
 Income tax benefit                 -      184,000              -       234,000
                                    -   (4,982,000)             -    (5,122,000)


Net (loss) income         $(1,878,000) $(4,081,000)   $   170,000  $ (3,493,000)


Basic and diluted
 earnings per share:

  Net (loss) income from
   continuing operations $     (0.19)  $      0.09    $      0.02  $       0.17

  Net loss from
   discontinued
   operations            $          -  $     (0.51)   $         -  $      (0.53)

  Net (loss) income      $     (0.19)  $     (0.42)   $      0.02  $      (0.36)



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